FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the date of August 3, 2006

SIGNET GROUP plc

(Translation of registrant’s name into English)

15 Golden Square

London W1F 9JG

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ☒                                         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By:	/s/ WALKER BOYD
Name:	Walker Boyd
Title:	Group Finance Director

Date:    August 3, 2006

Embargoed until 12.30 p.m. (BST) 3 August 2006

Signet Group plc (LSE: SIG and NYSE: SIG)

SIGNET LIKE FOR LIKE SALES UP 7.9% IN SECOND QUARTER

Signet Group plc (LSE: SIG and NYSE: SIG), the world’s largest speciality retail jeweller, today announced its second quarter 2006/07 sales performance for the 13 week period from 30 April 2006 to 29 July 2006.

13 WEEKS TO 29 JULY 2006

Group like for like sales rose by 7.9% in the 13 week period. Total sales were up by 10.5% on a reported basis to £390.9 million (13 weeks to 30 July 2005: £353.7 million) reflecting an underlying increase of 12.8% at constant exchange rates (see Note 1). The breakdown of the sales performance was as follows:

	Sales		Change on Previous Year
	£m	% of Total	Reported		At Constant Exchange Rates		Like for Like
US	296.6	75.9%	13.3	%(a)	16.6	%(a)	10.3	%(a)
UK	94.3	24.1%	2.5%		2.5%		0.6	%(b)
GROUP	390.9	100.0%	10.5%		12.8%		7.9%

(a)	The growth in US total sales in the quarter is estimated to have been favourably affected by over 3% as a result of a change in the timing of Mother’s Day. The like for like sales comparison has been similarly affected.
(b)	H.Samuel like for like sales were down by 0.9% and Ernest Jones up by 2.3%.

26 WEEKS TO 29 JULY 2006

Group like for like sales rose by 5.2% in the 26 week period. Total sales were up by 12.1% on a reported basis to £810.5 million (26 weeks to 30 July 2005: £722.9 million) reflecting an underlying increase of 9.9% at constant exchange rates (see Note 1). The average US dollar exchange rate for the period was £1/$1.81 (2005/06 H1: £1/$1.86). The breakdown of the sales performance was as follows:

	Sales		Change on Previous Year
	£m	% of Total	Reported	At Constant Exchange Rates	Like for Like
US	624.9	77.1%	15.8%	12.7%	7.0%
UK	185.6	22.9%	1.3%	1.3%	0.0	%(c)
GROUP	810.5	100.0%	12.1%	9.9%	5.2%

(c)	H.Samuel like for like sales were down by 1.6% and Ernest Jones up by 1.8%.

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Terry Burman, Group Chief Executive, commented, “In the second quarter the US business experienced an excellent Mother’s Day trading period, and a solid performance during June and July. The UK division achieved a like for like sales increase of 0.6% in the second quarter, an improvement over the first quarter.

The Group has had a good first half with like for like sales up 5.2%. The US division performed particularly well with like for like sales up 7.0% while the UK business has seen a return to growth in total sales.”

Enquiries:

Terry Burman, Group Chief Executive	+44 (0) 20 7317 9700
Walker Boyd, Group Finance Director	+44 (0) 20 7317 9700
Mike Smith, Brunswick	+44 (0) 20 7404 5959
Pamela Small, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,847 speciality retail jewellery stores at 29 July 2006; these included 1,257 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 590 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

Investor Relations Programme Details

The Interim Results for the 26 weeks ended 29 July 2006 are expected to be announced on Wednesday 30 August 2006. On that date there will be an analysts’ meeting at 2.00 p.m. (BST) (9.00 a.m. EDT). For all interested parties there will be a simultaneous audio webcast available on the Signet Group website (www.signetgroupplc.com) and a live telephone conference call. The details for the conference call are:

European dial-in:	+44 (0) 20 7138 0816
European 48 hr. replay:	+44 (0) 20 7806 1970	Access code:	6039543#

US dial-in:	+1 718 354 1171
US 48 hr. replay:	+1 718 354 1112	Access code:	6039543#

A video webcast of the presentation is expected to be available from close of business on 30 August 2006 at www.signetgroupplc.com and on the Thomson CCBN platform.

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Note 1 - Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales at constant exchange rates, including a reconciliation to the Group’s GAAP sales, is shown below.

13 weeks to 29 July 2006	13 weeks ended 29 July 2006 as reported	13 weeks ended 30 July 2005	Growth at actual exchange rates	Impact of exchange rate movement	13 weeks ended 30 July 2005 at constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	94.3	92.0	2.5%	—	92.0	2.5%
US	296.6	261.7	13.3%	(7.3)	254.4	16.6%

	390.9	353.7	10.5%	(7.3)	346.4	12.8%

26 weeks to 29 July 2006	26 weeks ended 29 July 2006 as reported	26 weeks ended 30 July 2005	Growth at actual exchange rates	Impact of exchange rate movement	26 weeks ended 30 July 2005 at constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	185.6	183.3	1.3%	—	183.3	1.3%
US	624.9	539.6	15.8%	14.9	554.5	12.7%

	810.5	722.9	12.1%	14.9	737.8	9.9%

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2005/06 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 4, 2006 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

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